December 2, 2022
Kenvue Inc.
Confidential Submission of Amendment No. 2 to Draft Registration Statement on Form S-1
CIK No. 0001944048
Dear Ms. Adams and Ms. Yale:
Kenvue Inc. (formerly known as JNTL, Inc.) (the “Company”) is submitting today, via EDGAR, this letter and Amendment No. 2 to the draft Registration Statement on Form S-1 (the “Revised Registration Statement”), for confidential non-public review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) prior to the public filing of the Registration Statement.
This letter and the Revised Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated November 10, 2022 (the “Comment Letter”), relating to the Company’s draft Registration Statement submitted confidentially to the SEC on October 27, 2022.
Amendment No. 1 to Draft Registration Statement on Form S-1
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement. All references to page numbers in these responses are to pages of the Revised Registration Statement.

Prospectus Summary, page 1
1.    We acknowledge your revised disclosures in response to our prior comment 3, but reissue to the extent you have not generally revised the summary to balance your numerous statements of leadership and strengths.
Response: The Company respectfully advises the Staff that it believes that the existing disclosure in the section of the Revised Registration Statement entitled “Prospectus Summary—Summary of Risk Factors,” enhanced in response to the Staff’s prior comment 3, when read in the context of the extensive discussion of risks to which the Company’s business is subject in the section of the Revised Registration Statement entitled “Risk Factors,” appropriately balances the positive discussion of the Company’s business in the Revised Registration Statement. The Company respectfully notes that it believes that the presentation of the statements relating to the Company’s leadership and strengths is commensurate with the breadth and scale of the Company’s business, consistent with the market practice of similar issuers conducting initial public offerings and in compliance with the rules and regulations of the SEC.
However, in response to the Staff’s comments, the Company has revised its disclosure on pages 4 and 122 to include cross-references to the sections of the Revised Registration Statement entitled “Prospectus Summary—Summary of Risk Factors” and “Risk Factors” at the beginning of the section of the Revised Registration Statement entitled “Prospectus Summary—Our Competitive Strengths.”
2.    We acknowledge your revised disclosures in response to our prior comment 4, but reissue to the extent that you continue to state on pages 1, 86 and 110, that you help “consumers across the world live healthier lives every day, from their very first day,” without substantiation or introducing these statements as your beliefs.
Response: The Company respectfully advises the Staff that it believes that the statements identified by the Staff are appropriately substantiated by reference to the existing disclosure in the Revised Registration Statement.
In support of the foregoing, the Company respectfully notes that:
•The Company sells products to consumers across the world. As disclosed in the Revised Registration Statement, including in the graphic entitled “Segment and Geographic Net Sales Breakdown” on pages 6 and 123, in the Company’s fiscal year ended January 2, 2022, 48% of the Company’s $15.1 billion in net sales occurred in its North America region, 23% occurred in its Europe, Middle East and Africa region, 22% occurred in its Asia Pacific region and 7% occurred in its Latin America region. In addition, as disclosed on page 132 of the Revised Registration Statement, the Company’s Listerine brand is currently used by consumers in over 100 countries around the world and the Company’s Johnson’s brand is currently used in approximately 150 countries around the world.

•The Company sells products that help consumers live healthier lives. For example, as disclosed on pages 128, 132 and 128-129, respectively, of the Revised Registration Statement, the Company’s Nicorette brand promotes the cessation of smoking, which remains a global health emergency as a leading cause of preventable death; the Company’s Band-Aid brand is supported by years of research that demonstrates that a covered wound heals faster than an uncovered wound; and the Company’s Zyrtec brand enables consumers to more effectively manage their allergies, which afflict a significant portion of the world’s population.
•The Company sells products that are used by consumers every day. For example, as disclosed on page 130 of the Revised Registration Statement, facial cleansing is the foundation of every skin care routine, and the Company’s Neutrogena brand is the #1 facial care brand in the United States and the #3 facial care brand globally, based on third-party total sales data in 2021. In addition, as disclosed on page 132 of the Revised Registration Statement, the Company’s Listerine brand, which is the #1 mouthwash brand globally based on third-party total sales data in 2021, enables consumers to take steps each day to improve their oral health.
•The Company sells products that are used by newborn babies from their very first day, including products within the Company’s Johnson’s brand, which, as disclosed on page 132 of the Revised Registration Statement, is the #1 baby toiletries brand globally and the #1 baby toiletries brand used in U.S. hospitals for a baby’s first bath based on third-party total sales data in 2021, and products within the Company’s Aveeno Baby brand, which, as disclosed on page 131 of the Revised Registration Statement, is the #2 baby toiletries brand globally based on third-party total sales data in 2021.
Accordingly, the Company respectfully submits to the Staff that further substantiation of these statements in the Revised Registration Statement is not necessary.
3.    We note the revision on page 8 and acknowledge your response to our prior comment 6. Revise this disclosure to clarify your references to “medical and clinical teams,” and explain whether the teams and studies you reference are sponsored by you or Johnson & Johnson. For example, revise to clarify what medical conditions were studied by the medical and clinical teams with respect to your Listerine and Baby CottonTouch Wash and Lotion products, or revise the language that implies they studied medical conditions. Clarify what you mean by “effectively nourish[ing]” an infant’s skin microbiome, and on page 121, explain your statement that you are addressing skin sensitivity with “efficacious” solutions. At the top of page 9, clarify the nature of a “thermocosmetic therapeutic” product. Also to the extent applicable, balance your disclosure regarding these types of products by explaining that your product claims regarding efficacy are not subject to approval by the FDA or similar regulatory authorities.
Response: The Company has revised its disclosure on pages 6, 9, 123, 126, 128, 130, 132, 140 and 141-142 to address the Staff’s comments.
In addition, the Company has revised its disclosure on page iii to clarify that the claims described in the Revised Registration Statement relating to the efficacy of the Company’s products are not subject to approval by the FDA or similar regulatory authorities. The Company respectfully submits to the Staff that it does not believe it is necessary to repeat this disclosure on a claim-by-claim basis throughout the Revised Registration Statement.
Risk Factors
Volatility in the cost or availability of raw materials and other inputs for our products. . ., page 31
4.    We acknowledge your revised disclosures in response to prior comment 13. Please revise the heading of this risk factor to state that inflation has already adversely affected your results of operations. In addition, revise the hypothetical fourth sentence in the second paragraph to explain that in 2021, you were only able to partially offset inflation’s effects with price increases.
Response: The Company has revised its disclosure on page 31 to address the Staff’s comments.
15. Segments of Business and Geographic Areas, page F-36
5.    We reference your response to comment 20. It is not clear to us that the guidance included in ASC 280-10-50-11 which provides criteria for an entity to determine its operating segments is relevant for purposes of the requirements to provide entity-wide disclosures about products and services. Please further explain the circumstances underlying your determination of how the breadth of your products are similar and can be combined at the same level as the operating segments for purposes of the entity-wide disclosures required by ASC 280-10-50-40.
Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 89, F-7, F-22, F-32 and F-59-60 to further disaggregate revenues for the purposes of the entity-wide disclosure requirements. The Company’s updated disclosure separately discloses product categories that are individually significant and aggregates other categories based on considerations such as sharing similar characteristics and determining whether they are individually insignificant.

General
6.    We acknowledge your response to our prior comment 21. This Separation is a spinoff of Kenvue from Johnson & Johnson, and, as disclosed on page 52, “Johnson & Johnson has applied to receive a private letter ruling from the IRS substantially to the effect that, among other things, certain steps of the Separation together with the Distribution, if pursued, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the U.S. Internal Revenue Code of 1986, as amended (the ‘Code’).” (emphasis added). Accordingly, please revise to provide the tax opinion and associated disclosure referenced in our prior comment.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it continues to believe a tax opinion is not required pursuant to Item 601(b)(8) of Regulation S-K.
The Company respectfully advises the Staff that the offering is not a spinoff, which Staff Legal Bulletin No. 4 describes as a transaction in which “a parent company distributes shares of a subsidiary to the parent company’s shareholders.” Instead, the Company is offering shares of common stock to the general public through a customary initial public offering in exchange for cash. Unlike certain spinoffs, potential investors in the Company’s initial public offering will not individually benefit from any tax-free treatment in connection with the offering nor are the individual tax consequences of investing in the Company through the offering so unusual or complex that investors would need the benefit of an expert’s opinion to make an informed investment decision.
The Company has revised its disclosure on pages 12, 52, 79 and 209 to clarify that, following the completion of the offering, Johnson & Johnson will continue to own at least 80.1% of the voting power of the Company’s shares of common stock eligible to vote in the election of the Company’s directors in accordance with the terms of the Separation Agreement and Sections 355 and 368(a)(1)(D) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).
The Company acknowledges that Johnson & Johnson has received a private letter ruling from the IRS substantially to the effect that, among other things, certain steps of the Separation will qualify as a transaction that is tax-free to Johnson & Johnson and the Company for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. However, the Company respectfully advises the Staff that Johnson & Johnson has not sought a private letter ruling from the IRS regarding the U.S. federal income tax treatment of the Separation to the Company’s investors regarding the shares sold in the offering.
In addition, the Company acknowledges that (1) Johnson & Johnson has informed the Company that, following the completion of the offering, it intends to make a tax-free distribution to its shareholders of all or a portion of its remaining equity interest in us and (2) Johnson & Johnson has received a private letter ruling from the IRS substantially to the effect that, among other things, certain steps of any such distribution will qualify as a transaction that is tax-free to Johnson & Johnson and its shareholders. However, Johnson & Johnson has no obligation to complete any such distribution. Whether Johnson & Johnson proceeds with any such distribution in whole or in part, and the structure and timing thereof, is in Johnson & Johnson’s sole discretion and may be subject to a number of conditions. Accordingly, as the Company has previously advised the Staff, the Company anticipates that a more detailed disclosure regarding tax consequences of any such distribution and a related tax opinion would be included to the extent a registration statement is filed in connection with any such distribution, consistent with Item 601(b)(8) and Staff Legal Bulletin No. 19.
Accordingly, the Company respectfully advises the Staff that it does not believe a tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K in connection with the offering.
* * *

Should you have any questions or comments concerning the Revised Registration Statement or this response letter, please contact Michael E. Mariani at 212-474-1007.

Sincerely,

/s/ Michael E. Mariani
Michael E. Mariani

Abby Adams
Dorrie Yale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR

Copy to:

Thibaut Mongon
Kenvue Inc.
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

VIA E-MAIL